Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com

August 5, 2013

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          CVR Refining, LLC

Coffeyville Finance Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 12, 2013
File No. 333-188900

Dear Mr. Schwall:

This letter sets forth the responses of CVR Refining, LLC and Coffeyville Finance Inc. (collectively, the “Company”) to the comment letter, dated July 26, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed on July 12, 2013 (the “Registration Statement”).  This letter is being submitted together with Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).  In order to ease your review, the Company has repeated the comments in their entirety. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in the Amended Registration Statement.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Cover Page

1.                                      In order to make clear that the offer is for the “registered” notes in exchange for the outstanding notes, please revise your prospectus cover page format to include both the offered and the exchange securities in the heading.

Response:  The Company has revised the cover page of the prospectus as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 68

2.                                      We have read you response to prior comment 5 and we do not concur with your analysis regarding the appropriate manner of computing gains and losses that are realized or unrealized for derivative contracts that are accounted for at fair value, for which you have not applied hedge accounting. Gain or loss, whether realized or unrealized, should reflect only the change in fair value of the derivative instruments to comply with FASB ASC 815-10-35-2. Accordingly, please consider (i) presenting a combined realized and unrealized gain or loss figure where you disaggregate these amounts under GAAP (e.g., your statements of operations, MD&A) and (ii) referring only to amounts recognized in accordance with GAAP (i.e., total / net derivative gain or loss) and amounts characterized as “current period settlements on matured derivative contracts,” for your reconciliation to adjusted EBITDA.

Response:  In response to the Staff’s comment, the Company has revised its financial presentation for the six months ended June 30, 2013 and 2012 to reflect the realized and unrealized gains and losses on derivatives, on a consolidated basis, as “Gain (loss) on derivatives, net.”  This has been adjusted in the summary financial data (page 13), the selected financial data (page 45), the MD&A (pages 59, 67 and 89) and on the face on the statement of operations for the six month periods ended June 30, 2013 and 2012 (page F-52).  The Company similarly revised this presentation on the Condensed Consolidated Statement of Operations in its Form 10-Q for the quarter ended June 30, 2013, as filed on August 2, 2013, and will utilize this presentation prospectively in future filings.

Similarly, in response to the Staff’s comment, in the reconciliation of adjusted EBITDA to net income on page 63, the Company adjusted out the net amount of the gain (loss) on derivatives and presented a separate line item to include the amounts settled during the period.  This presentation will be utilized prospectively in all future filings.

Notes to Consolidated and Combined Financial Statements, page F-8

Note 3. Summary of Significant Accounting Policies, page F-10

Derivative Instruments and Fair Value of Financial Instruments, page F-14

3.                                      Please disclose where you classify within your statements of cash flows amounts related to derivative instruments that have settled or matured and tell us the rationale for such classification. In addition, please tell us if you receive or pay a premium at inception and specify how you classify such amounts within your statement of cash flows, if applicable.

Response:  The Company classifies the settlement of derivative instruments in cash flows provided by (used in) operating activities, which is where the Company classifies the cash flow impacts related to the sale of products for which there is an economic hedge.  These derivative instruments are entered into in order to fix the margin on a portion of future production of gasoline and distillate.  The Company does not receive or pay a premium at inception.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt
Michael A. Levitt

cc:                                Michael Fay

John Cannarella

Paul Monsour

Timothy Levenberg

John J. Lipinski (CVR Refining, LLC)

Susan M. Ball (CVR Refining, LLC)

Edmund S. Gross (CVR Refining, LLC)